Exhibit 99.3
Translated from French

FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of Euros 2.951.947
Registered Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)
379 001 530 R.C.S. LYON
MANAGEMENT REPORT BY THE BOARD OF DIRECTORS
TO THE ORDINARY SHAREHOLDERS MEETING
HELD ON JUNE 24, 2009
To the Shareholders,
Pursuant to French law and the Company’s Articles of Incorporation, the Board of Directors has called an Ordinary shareholders meeting to present to you the report concerning the Company’s situation and business during the financial year ending on December 31, 2008 (the “Financial Year”) and to submit the annual financial statements concerning the said Financial Year for your approval.
In addition, we propose to you that you renew the terms of the directors for the coming year.
At the said Ordinary shareholders meeting, you will hear a reading of the reports by the auditor.
The said reports, the annual financial statements as well as all documents relating thereto were made available to you at the registered office under legal and regulatory conditions.
The annual financial statements presented to you have been established in accordance with French accounting laws, principles and methods.
You will kindly note that the accounting methods used to prepare the said annual financial statements are the same as the ones used for previous financial years.
     I. The Company’s activity
The financial year ending on Dec 31, 2008 represented an excellent year for Flamel in so far as maintaining a solid financial situation, but also the reinforcement of our technologies Medusa®, Micropump® and Trigger-Lock™ (Micropump® platform), which has led to the signature of new agreements with new partners.
The agreements signed in 2007 with Merck-Serono and Wyeth Pharmaceuticals are ongoing and have generated excellent results. We have new contacts with partners largely as a result of developments made on our Medusa® technology over the last twelve to eighteen months.
The number of partnered projects has increased with the signature of two new Micropump® agreements, and four new Medusa® agreements.
Medium-term internal research projects have been identified and are being pursued often in collaboration with educational establishments (Universities and Institutes).

Translated from French -
Flamel’s financial situation has been consolidated over the course of 2008 compared with 2007, where the launch of Coreg CR by GlaxoSmithKline resulted in lower than expected sales of the product. The improvement in financial results has been achieved by both cost cutting measures, reducing operating costs by 25%, and by the signature of new agreements with new partners enabling a diversification of revenues.
Production of Coreg CR microparticles for GlaxoSmithKline (GSK) has been brought in line with ongoing demand and Flamel has received royalties from GSK on sales of Coreg CR over the whole year.
Consequently, Flamel is well positioned for the future thanks to the strength of its technologies, diversity of its revenues and its agreements with seven of the top twenty pharmaceutical companies in the world.
     II. Results of the financial year activity
The following results have been prepared in accordance with French accounting standards, which have been applied consistently with prior year.
     1. Income Statement
Revenues for fiscal year 2008 amount to 24.4 million euros, compared with 30.8 million euros in 2007. The 2008 revenues include 7.9 million euros in product sales, 1.1 million euros of License revenue, 6.4 million of Research revenue and 8 million euros in Royalties.
Payroll, including social charges, representing 43.5% of total operating expenses, reduced by 10.72% in 2008 to 17 million euros, compared with 19 million euros in 2007. This reduction is due to resignations and the end of short-term contracts and as such the number of employees has decreased progressively from 298 employees on December 31, 2007 to 281 on December 31, 2008.
Operating expenses have decreased compared with 2007 following a reduction in production requirements and equally as an effort to prioritize expenditure whereby more and more pre-clinical costs are now being done by partners thus reducing Research and Development cost.
Financial net income, standing at 957,002 euros in 2008, results mainly from financial revenue generated by investing our available cash.
Net loss before taxes and extraordinary income in 2008 amounted to 13.7 million euros, compared with a loss of 18.2 million euros in 2007.
After accounting for an extraordinary result of 3,846,790 euros and of a research tax credit amounting to 4,663,240 million euros, the net loss for the financial year was 5,226,231 euros compared to 17,494,103 euros in the previous financial year.
     2. Balance sheet
          Assets
Total assets amount to 70.3 million euros, including 22.9 million euros in Property, Plant and Equipment and 46.9 million euros in current assets.
Accounts receivable at the end of the financial year stood at 5.4 million euros.
Short-term investments totalled 20.2 million euros at the end of 2008, including funds invested on the money market (SICAV) and fixed term deposits, to be compared with 22 million euros at the end of 2007.

Translated from French -
     Liabilities
Shareholders equity, including current year losses, amounts to 50.5 million euros.
Remaining liabilities amount to 17 million euros, including 4 million euros in accounts payable, 2.3 million euros in advances from the “French government”, 4 million euros in social and tax liabilities and 5.8 million euros regarding an advance from OSEO, a French government agency, secured against future Research and Development tax credits.
     3. Capital Investments
Capital investments during the financial year amounted to 0.8 million euros, mainly for the purchase of small equipment to support ongoing Research and Development activities.
     4. Financing
The Company made no external financing transactions during the 2008 fiscal year.
The financial statements are subject to shareholders’ approval at the Ordinary shareholders meeting. (First resolution)
     III. Progress Made — Difficulties Encountered
The company has made real progress and the major items of note were as follows:
-	The significant increase in the number of partnered projects (6) thanks to a reinforcement of our relationships and notably those with our oldest partners GlaxoSmithKline, Merck-Serono, and Pfizer,

-	Promising results with ongoing partnerships, especially those sponsored by Merck-Serono and Wyeth.

-	Pursuit in development of our Micropump®, Medusa® and Trigger-Lock™ (Micropump technology) technologies, with the identification of key internal research development projects for the medium term.

-	Creation of scientific collaborations with educational establishments (Universities and Institutes).
However, the share price fell over the last part of 2008 and has increased since the end of 2008.
     IV. Allocation of Earnings
The financial statements as presented to you show a net loss for the financial year of 5,226,231 euros.
We propose to you to allocate this entire loss of 5,226,231 to the retained earnings account, which, following that allocation, will amount to 97,225,651 euros (Second resolution).
     V. Purchases of its own shares made by the Company
None.

Translated from French -
VI.	Dividends paid for the last three financial years and the corresponding Tax Credit
We inform you, pursuant to Article 243 bis of the General Taxation Code, that no dividends were distributed during the last three financial years.
VII.	Non deductible charges
During the financial year 2008 the company recorded 19,776 euros in excess depreciation that is not tax-deductible.
In the 2008 financial year the company also incurred 281,852 euros in Directors attendance fees that are not tax deductible.
VIII.	Important events occurring between the end of the financial year and the date of the present report
No major event has occurred between January 1, 2009 and the date of this report which would have a material impact on the annual accounts for the 2008 fiscal year.
Nevertheless, the following events have occurred since the end of the fiscal year and the date of this report:
-	The Board of Directors acknowledged a share capital increase of 6,709 Euros on March 2, 2009 as a result of the exercise of 55,010 stock options, thus bringing share capital to 2,951,947 Euros (see XIII).

-	Merck-Serono exercised its option to license the Medusa platform for the development of an improved formulation of one of their already-marketed therapeutic proteins. Pursuant to this, 5 million euros has been paid to Flamel and will be followed by payments upon achievement of certain clinical and regulatory milestones and payment of future development costs.
In addition, Mr Jeffery S. Vick joined the company as Chief Business Officer on February 2, 2009.
     IX. Goals and Prospects for the Company for 2009
The Management of the Company has set the following goals for 2009:
-	Pursue efforts to maintain a solid financial situation, particularly in light of the current economic context.

-	Pursue existing feasibility agreements and maximise the potential for as many projects as possible to be developed beyond the feasibility stage.

-	Pursue innovative research on both the Medusa® and Micropump® platforms

-	Increase research efforts is specific areas such as therapeutic vaccines and siRNA

-	Continue an aggressive business development approach to identify new partnerships and, in particular, relative to our two internal projects regarding Long-acting Basal Insulin (FT105) and IFN Alpha XL

-	Maintain a constant pipeline of projects in pre-clinical/feasibility stage through the signature of further feasibility agreements

-	Pursue production of Coreg CR microparticles in line with demand from GSK.
The expected trend in revenues and present cash position should enable the company to finance its activity and its development for the current financial year, despite the current economic crisis, due to the strength of its technology and efforts to diversify, while maintaining a conservative approach to costs.

Translated from French -
X.	The Company’s research and development activities
Our two technologies Micropump® and Medusa® have been reinforced during 2008.
Micropump®
The Feasibility agreement signed at the beginning of the year relative to our Trigger Lock™ technology, which is to designed to prevent misuse of drugs subject to abuse by injection or digestion, has enabled the pursuit of our research in this area on specific molecules.
The three other projects supported by external partners are being pursued and have been generating encouraging results.
Medusa®
There are 14 partnered research and development projects on our Medusa® platform and for the most part are at the pre-clinical stage. Results obtained to date on those projects are highly promising.
XI.	Table of earnings for the last five financial years
Pursuant to Article 148 of regulation n°67-236 of March 23, 1967, you will find attached the table summarizing the company’s earnings in each of the last five financial years.
(Cf. Appendix 1)
XII.	Employees
As of 31 December 2008, there were 281 employees.
XIII.	Capital
As of December 31, 2008, the company’s capital stood at 2,951,947 euros, consisting of 24,205,350 shares, as a result of two capital increases (Cf appendix 2).
-	The first as a result of the definitive grant as of December 13, 2008 of 98,750 shares following the grant of free shares to employees in December 2006, for 12,043.55 euros.
-	The second, acknowledged by the Board of Directors on March 2, 2009 for 6,709 euros, resulting from the issue of 55,010 shares subsequent to exercise of 55,010 stock options.
A total of 99.2% of share capital is listed on Nasdaq in the form of ADS (through the Bank of New York).
The percentage of the capital possessed by employees is 0.56%.
XIV.	Conventions mentioned in Articles L 225-38 et seq. of the Code of Commerce
Please note that the auditor has drawn up a special report, submitted to you, indicating that certain conventions mentioned in Articles L.225-38 et seq. of the Code of Commerce were concluded or renewed during the last financial year.
We ask you to approve and/or ratify, as the case may be, any convention mentioned in Articles L.225-38 et seq. of the Code of Commerce that have been concluded or renewed during the financial year, and which might appear in the auditor’s report. (Tenth resolution)

Translated from French -
XV.	Management of the Company and his board
The duration of the term as a company Director of Messrs Elie Vannier, Frédéric Lemoine, Lodewijk J. R. de Vink, John L. Vogelstein, Frank JT Fildes and Stephen H. Willard expire at the end of the Ordinary shareholders meeting to which you are invited, so we propose to you to renew their terms for a duration of one (1) year, namely until the Ordinary shareholders meeting to be held to approve the financial statements for the financial year ending on December 31, 2009. (Third to eighth resolution)
We would like to remind you that on March 3, 2008, the Company announced the departure of Mr Michel Finance from its position of Executive Vice President and Chief Financial Officer.
XVI.	Determination of the directors’ attendance fees
In view of the directors’ participation, the level of their responsibilities, we propose to you that the amount of three hundred and twenty-five thousand Euros (€ 325,000.00) be assigned to the Board of Directors as annual attendance fees, being the same amount compared with previous fiscal year and for which the distribution and breakdown thereof will be decided by the Board of Directors. (Ninth resolution)
We also propose that the directors be allowed to acquire a maximum of two hundred and fifty thousand (250,000.00) autonomous stock warrants (BSA). (Twelfth resolution)
XVII.	Mandates and functions exercised in any company, during the past financial year, by each of the company’s authorized agents
1.	Mr Elie Vannier, Chairman of the Board of directors Mr Vannier is also Group Managing Director of Wally group, Director of Ingénico, Famar, Conbipel and Compagnie Générale de Téléphonie.

2.	Mr Stephen H. Willard, Chief Executive Officer Mr Willard is also Chief Executive Officer of Flamel Technologies Inc and a Director of ETRADE Financial Corporation.

3.	Mr Frédéric Lemoine, Director
Mr Frédéric Lemoine is also Chairman of the Supervisory Board of Areva, Director and President of the audit committee of Groupama SA, censor to the Supervisory Board of Générale de Santé and “gérant” of LCE SARL.

4.	Mr John L. Vogelstein, Director Mr John L. Vogelstein is also Senior Advisor of Warburg Pincus LLC and Director of Mattel Inc.

5.	Mr Lodewijk J. R. de Vink, Director
Mr Lodewijk J. R. de Vink is also Director of Alcon and Roche, member of the European Advisory Council of Rothschild, Director and member of Sotheby’s international Advisory Council.

6.	Mr Francis JT Fildes, Director Mr JT Fildes is also a Director of ProStrakan Group PLC and of Fildes Partners Ltd, and member of the “Royal Society of Medecine and the Royal Society of Chemistry”.

Translated from French -
XVIII.	Acquisition of significant holdings in companies having their registered offices in France and acquisitions of control
Our company holds 100% of its Flamel Technologies Inc. subsidiary.
XIX.	Employee shareholding, directly or by way of a company investment fund or savings plan
As of December 31, 2008, employees directly held 136,550 shares in the company, representing 0.56% of the capital.
We remind you that on December 10, 2008, your Board of Directors decided:
1)	To acknowledge issuance of 98,750 shares to 117 beneficiaries as a result of the definitive grant subsequent to the grant made by the Board on December 12, 2006 on the basis of a delegation of power that you granted on October 24, 2005.

2)	To grant 235,000 free shares to the company’s employees, on the basis of a delegation of power that you granted on October 24, 2005, May 15, 2007 and June 3, 2008. The conditions for allocating the said free shares provide:
a.	Regarding French resident beneficiaries: The acquisition period, meaning the period at the end of which the shares shall be definitively allocated to the beneficiary, is two years starting from the allocation date, subject to the respect of an attendance condition at the end of this two years period. At the time of their definitive allocation the shares must be held for a further two years period at the end of which they may be transferred without limitation except with respect to transaction windows.

b.	Regarding non French resident beneficiaries: The acquisition period, meaning the period at the end of which the shares shall be definitively allocated to the beneficiary, is four years starting from the allocation date, subject to the beneficiary still being an employee at the end of a two years period after allocation date. At the time of their definitive allocation, the shares may be transferred without limitation except the respect of transaction windows.
We propose to you to grant us a new delegation of power for purposes of implementing a new plan for allocation of free shares. You will find details concerning the plan in the report issued in that connection. (Eleventh resolution).
The Board invites you after reading the reports by the auditor, to discuss these matters and vote on the resolutions submitted to you.
On behalf of the Board of Directors

Translated from French -
APPENDIX 1
FLAMEL TECHNOLOGIES — Exercice clos le 31/12/2008

RESULTATS FINANCIERS DE LA SOCIETE
AU COURS DES CINQ DERNIERS EXERCICES
(Uniquement pour les Sociétés Anonymes)
En euros

	12/2004	12/2005	12/2006	12/2007	12/2008
a) Capital share	2 652 688,41	2 891 118,68	2 925 755,11	2 933 194,62	2 951 947,15
b) Number of Ordinary shares	21 751 590	23 706 590	23 990 590	24 051 590	24 205 350
c) Number of preference shares
d) Number of shares to issue by :
- bond conversion

	4 758 500	3 465 000	4 013 250	3 947 800	3 725 357
- exercise of stock-options and warrants

CAPITAL FOR THE YEAR ENDED

a) Revenues	27 197 059,79	17 454 801,51	18 688 260,16	31 260 019,88	23 781 681,19
b) Income before taxes	-6 845 679,55	-17 533 232,12	-17 441 621,37	-13 370 141,82	-7 378 250,04
c) Income tax	-3 444 473,62	-3 371 868,76	-1 687 151,21	-1 699 715,00	-4 663 240,07
d) Employee’s profit-sharing
e) Income after taxes, depreciation	-6 365 947,95	-20 705 794,00	-17 259 531,76	-17 494 103,00	-5 226 231,48
f) amount of distributions

OPERATIONS AND EARNINGS OF THE YEAR

a) Income after taxes and profit-sharing before depreciation and provision	-0,16	-0,60	-0,66	-0,49	-0,11
b) Income after taxes,employee’s profit- sharing, depreciation and provision	-0,29	-0,87	-0,72	-0,73	-0,22
c) Share dividends

EARNINGS PER SHARE

a) Average staff of the year	221	254	302	331	285
b) Amount of the payroll	8 202 298,68	10 168 449,22	11 368 518,68	13 100 279,60	11 678 122,25
c) Amount of social taxes	3 636 093,62	4 360 234,12	6 321 735,63	5 892 622,28	5 278 445,72

STAFF

Translated from French -
APPENDIX 2
REPORT CONCERNING DELEGATIONS MADE TO THE BOARD

AUTHORIZATION GRANTED BY AN
EXTRAORDINARY SHAREHOLDERS MEETING
TO THE BOARD		IMPLEMENTATION BY THE BOARD
Approval by
				Share capital	Board of
Date	Nature	Date	Nature	increase	Directors
May 10, 1996	Stock-options « plan 96 » 1.000.000 securities Capital increase of €121.959

Nov 20, 2000	Stock-option « plan 2000 » 1.000.000 titres Augmentation du capital de €121.959	March 2008 May 2008 August 2008 Sept 2008	15.000 options exercised 10 options exercised 10 000 options exercised 10 000 options exercised	€1,829.4 €1.219 €1,219.6 €1,219.6	March 2, 2009 March 2, 2009 March 2, 2009 March 2, 2009

Dec 19, 2001	Stock-options « plan 2001 » 750.000 securities Capital increase of €91.469	Sep 2008	20. 000 options exercised	€2,439.20	March 2, 2009

Feb 18, 2003	Stock-options« plan 2003 » 1.000.000 securities Capital increase of €121.959

Nov 7, 2003	Stock-options« plan 2004 » 1.000.000 securities Capital increase of €121.960

March 4, 2005	Issue of 40 000 warrants Capital increase of €4.878 Stock-options “plan 2005” 1.500.000 securities Capital increase of €182.940

Oct 24, 2005	Issue of 250.000 bons de souscription Capital increase of €30.490 200.000 free shares Capital increase of €24.392

June 12, 2006	Issue of 150.000 warrants Capital increase of €18.294

May 15, 2007	500. 000 stocks-options Capital increase of €60.980 200.000 free shares Capital increase of €24. 392 Issue of 150.000 warrants Capital increase of €18.294

June 3, 2008	200.000 free shares Capital increase of €24.392 Issue of 250.000 warrants Capital increase of €30. 490